================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 4 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            The Interlake Corporation
                            --------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    458702107
                                 --------------
                                 (CUSIP Number)


                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 23, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 15 pages

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 2 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN & CO., L.P.                                     13-3321472
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,735,300 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,735,300 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     1,735,300 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 3 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.                                 13-3746015
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             192,000 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        192,000 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     192,000 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458702107                                           Page 4 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             519,600 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        519,600 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     519,600 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 5 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS, L.P.                                  13-3544838
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,927,300 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,927,300 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     1,927,300 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458702107                                           Page 6 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS INC.                                   13-3321472
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,446,900 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,446,900 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     2,446,900 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 7 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK AND ELYSSA DICKSTEIN FOUNDATION                       22-6743850
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             20,000 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        20,000 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     20,000 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 8 of 15 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN                                             13-3321472
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             PF, AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        35,000
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,466,900 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        35,000
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,466,900 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     2,501,900 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                               Amendment No. 4 to
                                  Schedule 13D


         This amends the Schedule 13D dated July 25, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated September 3, 1997, as amended by Amendment No. 2 dated October 1, 1997, as amended by Amendment No. 3 dated December 16, 1997, filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of The Interlake Corporation, a Delaware corporation, (the "Company"). Notwithstanding this Amendment No. 4, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Items 2(a)-(c) of the Schedule 13D "Identity and Background" are amended and restated as follows:


         "(a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc."), Mark and Elyssa Dickstein Foundation (the "Dickstein Trust") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc., Dickstein Trust and Mark Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and the general partner of Dickstein & Co. and Dickstein Focus and makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

         Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International. Mark Dickstein is the president and sole director of Dickstein Inc.

         Dickstein Trust is a New York Trust organized to be exempt from federal income taxes under Section 501(c)(3) of the Internal Revenue Code. Mark Dickstein and his wife Elyssa Dickstein are the trustees of the Dickstein Trust. Mark Dickstein is the grantor of the Dickstein Trust and has the sole and exclusive authority to make investments of principal of the Dickstein Trust.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 660 Madison Avenue, New York, New York 10021. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein and the Dickstein Trust is c/o Dickstein Partners, 660 Madison Avenue, New York, New York 10021.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference."

         II. Item 3 of the Schedule 13D "Source and Amount of Funds or other Consideration." is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus, Dickstein International, the Dickstein Trust and Mark Dickstein were acquired in the open market. Giving effect to certain sales of the Common Stock, the total cost of the reported shares by Dickstein & Co., Dickstein Focus, Dickstein International, the Dickstein Trust and Mark Dickstein was $7,794,345, $1,029,002, $2,389,731, $94,000 and $177,466, respectively. Such costs were funded out of working capital (and, in the case of Mark Dickstein, personal funds, and, in the case of the Dickstein Trust, trust capital) which may, (other than the Dickstein Trust) at any given time, include margin loans made by brokerage firms in the ordinary course of business."

         III. Items 5(a), 5(b) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer." are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 2,501,900 shares of Common Stock, representing approximately 10.7% of the Common Stock outstanding. Dickstein & Co. owns 1,735,300 of such shares, representing approximately 7.4% of the Common Stock outstanding, Dickstein Focus owns 192,000 of such shares, representing approximately 0.8% of the Common Stock outstanding, Dickstein International owns 519,600 of such shares, representing approximately 2.2% of the Common Stock outstanding, the Dickstein Trust owns 20,000 of such shares, representing approximately 0.1% of the Common Stock outstanding and Mark Dickstein owns 35,000 of such shares, representing approximately 0.2% of the Common Stock outstanding./1/

         Mark Kaufman, a Vice President of Dickstein Inc., owns 17,000 shares of Common Stock and Arthur Wrubel, also a Vice President of Dickstein Inc. owns 4,000 shares of Common Stock.

         (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as a trustee of the Dickstein Trust, Mark Dickstein may be deemed to possess the power to direct the vote and disposition of the shares of Common Stock beneficially owned by the Dickstein Trust. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International, Dickstein Focus, the Dickstein Trust and Mark Dickstein, (ii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co., Dickstein International, the Dickstein Trust and Mark Dickstein, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, the Dickstein Trust and Mark Dickstein, (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, Dickstein International and the Dickstein Trust, except to the extent of their actual economic interests, (v) the Dickstein Trust disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein and (vi) Mark
Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Dickstein Trust.

         Messrs Dickstein, Kaufman and Wrubel each possess the sole power to vote and dispose of the Common Stock owned by him.

         (c) Except for the transactions set forth on Schedule II annexed hereto, and on Schedule II to Amendment No. 3 to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market."

         IV. Item 7 of the Schedule 13D "Material to be filed as Exhibits." is amended and restated as follows:

"Exhibit 1     Amended and Restated  Agreement of joint filing  pursuant to Rule
               13d-1(f) promulgated under the securities Exhange Act of 1934, as amended."


--------
/1/ Percentages are based upon 23,301,792 shares of Common Stock reported outstanding as of October 15, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 5, 1998

                                    DICKSTEIN & CO., L.P.

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the general partner of
                                             Dickstein Partners, L.P., the
                                             general partner of Dickstein &
                                             Co., L.P.

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                    DICKSTEIN FOCUS FUND L.P.

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the general partner of
                                             Partners, L.P., the general
                                             partner of Dickstein Focus
                                             Fund L.P.

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                    DICKSTEIN INTERNATIONAL LIMITED

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the agent of Dickstein
                                             International Limited

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                    DICKSTEIN PARTNERS, L.P.

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the general partner of
                                             Dickstein Partners, L.P.

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                     DICKSTEIN PARTNERS INC.

                                     By: Alan Cooper, as Vice President

                                     /s/ Alan Cooper
                                    ----------------------------------------
                                     Name:  Alan Cooper

                                     MARK AND ELYSSA DICKSTEIN FOUNDATION

                                     By: Mark Dickstein, as Trustee

                                     /s/ Mark Dickstein
                                    ----------------------------------------
                                     Name:  Mark Dickstein

                                     /s/ Mark Dickstein
                                    ----------------------------------------
                                     Mark Dickstein

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE INTERLAKE CORPORATION*

Shares Purchased by Dickstein & Co., L.P.

                                Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost


          01/13/98               112,500                   4.5000                    6,765.00                  513,015.00

Shares Purchased by Dickstein International Limited


                                 Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost

         01/13/98                59,000                    4.5000                    3,555.00                  269,055.00


Shares Sold by Dickstein Focus Fund L.P.


                                 Number of
                                  Shares                   Price Per
         Date                      Sold                      Share                  Commission                Total Proceeds

         12/22/97                 7,000                    4.6250                      435.00                   31,940.00

Shares Purchased by Mark and Elyssa Dickstein Foundation


                                 Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost

         01/23/98                14,600                    4.5959                      901.00                   68,001.14
         01/26/98                 5,400                    4.7500                      349.00                   25,999.00


Shares Purchased by Mark Dickstein

                                 Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost

         01/26/98                14,600                    4.7500                      901.00                   70,251.00
         01/28/98                15,400                    5.2340                      949.00                   81,552.60
         02/04/98                 1,600                    5.0625                      121.00                    8,221.00
         02/05/98                 3,400                    5.0625                      229.00                   17,441.50


* In addition to the transactions listed in this Schedule II, on December 24, 1997, the following transactions were effected: (i) Dickstein Focus Fund L.P. sold 100,000 shares of Common Stock to Dickstein & Co., L.P. at a price per share of $4.75 (excluding commission) and (ii) Dickstein Focus Fund L.P. sold 50,000 shares of Common Stock to Dickstein International Limited at a price per share of $4.75 (excluding commission).